Exhibit 99(f)(5)

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

AUGUSTAR LIFE INSURANCE COMPANY

FIRST. The name of the Corporation shall be AUGUSTAR LIFE INSURANCE COMPANY.

SECOND. These Amended and Restated Articles of Incorporation amend the existing Amended Articles of Incorporation and restate them in their entirety.

THIRD. The principal office and place of business of this Corporation shall be located in the City of Montgomery, State of Ohio, at One Financial Way, Cincinnati, Ohio 45242.

FOURTH. The Corporation is formed for the purpose of making insurance on the lives of persons in and out of the State of Ohio; making insurance against accident to, sickness, temporary or permanent physical disability of, hospital expense and medical care for persons, and taking any and all risks appertaining thereto and connected therewith; granting, purchasing and disposing of annuities providing either fixed or variable benefits or both; establishing and operating separate accounts; and doing any and all other acts either permitted or not prohibited under the laws of the State of Ohio for a stock life insurance corporation.

FIFTH. The number of shares which the Corporation is authorized to have outstanding is Ten million shares and all of which shares shall be common shares with a par value of One Dollar ($1.00) each. At all times, a majority of the voting stock of the Corporation shall be owned by an insurance holding company or all of the voting stock of the Corporation shall be owned by an intermediate holding company in compliance with the laws of the State of Ohio relating to insurance holding companies..

SIXTH. The Corporation, pursuant to authorization of the Board of Directors and without action by shareholders, may acquire, hold, sell and dispose of shares of any class of stock, bonds, debentures, notes, script, warrants, obligations, evidences of indebtedness, or other securities of the Corporation (or any other corporation) in such a manner, upon such terms, and in such amounts as the Board of Directors may determine. In addition to the foregoing powers, the Directors shall have the authority to adopt amendments to the articles in respect of any unissued or treasury shares of any class and thereby to fix or change: the division of such shares into series and the designation and authorized number of shares of each series; the dividend or distribution rate; the dates of payment of dividends or distributions and the dates from which they are cumulative; liquidation price; redemption rights and price; sinking fund requirements; conversion rights; and restrictions on the issuance of shares of any class or series. The holders of shares of the corporation shall have no preemptive rights and specifically shall not have the right to purchase shares which are offered or sold for cash of the same class to purchase such shares in proportion to the respective shares of such class.

SEVENTH. The corporate powers of the Corporation shall be exercised by, and the business and affairs of the Corporation shall be under the control of, a Board of Directors composed of fourteen natural persons unless the number is changed by the Shareholders from time to time to not more than twenty one nor less than five by the affirmative vote of the majority of such Shareholders. The age, residence, membership and other qualifications of the Directors shall be as prescribed by the laws of the State of Ohio. The directors shall be elected by a ballot of the Shareholders entitled to vote either in person or by proxy, at an annual meeting to be held at the principal office of the corporation on the first Friday in May at 2:00 p.m. prevailing local time or at such other time and place within or without the State of Ohio as may be set forth in an advance written notice to shareholders conforming with the requirements of Ohio law. All special meetings of shareholders shall be held at such time and place within or without the State of Ohio as may be set forth in an advance written notice to Shareholders conforming with the requirements of Ohio law. Directors shall be elected for terms expiring at the annual meeting of Shareholders one year from the meeting at which they are elected. In all events, except for a vacancy or removal, Directors will remain in office until their successors are duly elected and qualified. No reduction in the number of Directors shall, of itself, have the effect of shortening the term of any incumbent Director. Directors who are then in office, by majority vote, shall have the authority to fill any vacancy in the board for an unexpired term and to fill any Director’s office created by an increase in the number of Directors. Officers of the Corporation shall be elected by the Board of Directors and shall hold office for such period of time as the Board of Directors may designate. Officers need not be reelected annually but shall serve at the pleasure of the board and vacancies shall be filled by the Board of Directors.

EIGHTH. (A) The Corporation shall indemnify, subject to exclusions in the Ohio Revised Code, any person who was or is a party, or is threatened to be made a party, to any suit or proceeding, whether civil or criminal, by reason of the fact that the person is or was a Director or Officer of the Corporation or is or was serving at the request of the Corporation as a Director or Officer of another entity against all loss, liability, expenses (specifically including attorneys’ fees), judgments, fines (specifically including any excise taxes assessed on a person with respect to an employee benefit plan) and amounts paid in settlement actually and reasonably incurred by the person in connection with such, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in the best interest of the Corporation and, with respect to any criminal action or proceeding, the person had no reasonable cause to believe that the persons conduct was unlawful. The adverse termination of any suit or proceeding shall not create any presumption of bad faith, unreasonable belief or unreasonable cause to believe.

(B) Except as otherwise provided by law the Corporation, in addition to indemnity payments provided in (A), shall advance to each Officer or Director all expenses as they are incurred by said Officer or Director in the defense of suits and proceedings described in (A) above; said Officer or Director shall not be required to repay any such amount to the Corporation unless otherwise required by law.

(C) In addition to the foregoing, the Corporation may indemnify other persons to the extent permitted by Ohio Law.

NINTH. The Articles of Incorporation may be amended from time to time by the shareholders at a meeting held for that purpose by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation or by the written consent of the holders of shares entitling them to exercise a majority of the voting power. In addition, in all other cases in which Ohio law authorizes the Articles of Incorporation to provide for approval, adoption or affirmative vote by a majority of the voting power of the corporation and/or by a majority of shares of a class and including without limitation approval of amendments to the articles by a class, disposition of all or substantially all assets of the Corporation, merger or consolidation, combination and majority share acquisition, and dissolution, such approval, adoption or affirmative vote shall be by vote of a majority of the voting power of the corporation and/or by vote of a majority of shares of a class.

Pursuant to the resolution of the Board of Directors of AuguStar Life Insurance Company authorizing the filing of these proposed Amended and Restated Articles of Incorporation, and pursuant to section 1701.69 of the Ohio Revised Code, the undersigned President and Secretary of the Corporation have signed their names to these proposed Amended and Restated Articles of Incorporation this 9th day of April, 2024.

/s/ Clifford Jack
Clifford Jack, President

/s/ Carlos Paiva
Carlos Paiva, Secretary